UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)
México

(Jurisdiction of incorporation or organization)
Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

NOTICE TO THE SHAREHOLDERS OF

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.

        In accordance with the resolutions adopted by the Board of Directors of Grupo Aeroportuario del Sureste, S.A. de C.V. (the "Company") on January 27, 2004, please be informed that:

        As a result of the amendment to the by-laws of the Company approved at the General Ordinary and Extraordinary Shareholders’ Meeting held on December 30, 2003, it is necessary to exchange the currently outstanding share certificates of the Company for new share certificates entitled “2003 Issue”. The exchange shall take place as of February 4, 2004, upon delivery of coupon number 3 of the currently outstanding share certificates.

PLACE OF EXCHANGE

        The exchange of the currently outstanding share certificates for the new share certificates entitled “2003 Issue” referred to herein shall take place at the Renta Variable department of S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores at Paseo de la Reforma No. 255-3er piso, Colonia Cuauhtémoc, 06500, in Mexico City, Mexico, as of February 4, 2004, Monday through Friday between 9:30 a.m. and 1:30 p.m., except that if the share certificates are physically held by the shareholder, the exchange shall be made by appointment with the Chief Financial Officer of the Company at +(52)555284-0400.

Mexico City, January 27, 2004

Alberto de la Parra Zavala
Secretary of the Board of Directors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V. By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: January 28, 2004